GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road, Greenwood Village CO 80111
and
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK
489 Fifth Ave., 28th Floor, New York, New York 10606

April 3, 2017

VIA EDGAR

Frank A. Buda, Esq.
Attorney-Adviser
Division of Investment Management
Disclosure Review Office No. 3
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)
Variable Annuity-1 Series Account of each company (the “Registrants”)
Schwab OneSource Choice Variable Annuity and Schwab Advisor Choice Variable Annuity of each Registrant (collectively the “Contracts”)
Post-Effective Amendments Nos. 4, 5, and 6 to the Registration Statements on Form N-4
(collectively the “Amendments”)
File Nos. 811-07549 & 333-194043; 811-07549 & 333-194099; 811-08183 & 333-194044; 811-08183 & 333-194100

Mr. Buda:

On behalf of Great-West and the above-named Registrants, this letter provides the Registrants’ response to Commission staff comments communicated via telephone on March 23, 2017, with regard to the Amendments filed with the Commission on February 10, 2017, pursuant to Rule 485(a) under the Securities Act of 1933. For convenience, the staff’s comments are set forth in full below, followed by our responses. Capitalized terms used herein have the meaning assigned to them in the prospectuses for the Contracts.

Prospectus Comments
Prospectus Comment 1. Cover Page list of investment options. Please explain supplementally why several investment options appear to have been deleted from the list and confirm that no options have been removed.

Response: Comment complied with. No investment options have been removed. The addition of the required subject-to-completion header pushed the date of prospectus disclosure to the second page, so several investment options were moved to the second page to keep the date of prospectus disclosure on the first page.

Prospectus Comment 2. Definitions section, definition of Excess Withdrawal. The new disclosures include the phrase, ‘and any other fee or charge assessed to the Covered Fund Value as agreed to by the Company.’ Please remove the phrase and specify the applicable fees and charges.

Response: Comment complied with (Courtesy Copy, page 9). The phrase has been removed and the disclosure has been revised to specify the applicable fees and charges that are not treated as Excess Withdrawals. For the Schwab Advisor Choice VAs, these fees and charges are the Guarantee Benefit Fee, the M&E Charge, and up to 1.5% of Covered Fund Value to pay for Consultant Fees; for the Schwab OneSource Choice VAs, these fees and charges that are not treated as Excess Withdrawals are the Guarantee Benefit Fee and the M&E Charge.

Prospectus Comment 3. Definitions section, definition of Guaranteed Annual Withdrawal Percentage. Please disclose here and elsewhere in the prospectus, and/or cross-reference to prospectus disclosures as appropriate, what historical rates apply to Owners who signed their applications prior to May 1, 2017.

Response: Comment complied with (Courtesy Copy, page 9). Disclosure has been added here and elsewhere in the prospectus as appropriate to direct Owners where to find the rates applicable to Owners who signed their application prior to May 1, 2017.

Prospectus Comment 4. Definitions section, definition of GLWB Rider. Please disclose here and elsewhere in the prospectus, and/or cross-reference to prospectus disclosures as appropriate, what historical rates apply to Owners who signed their application prior to May 1, 2017.

Response: Comment complied with (Courtesy Copy, page 9). Disclosure has been added here and elsewhere in the prospectus as appropriate, cross-referencing to disclosures on the rates applicable to Owners who signed their applications prior to May 1, 2017.

Prospectus Comment 5. Fee Examples. Please revise this section to provide an additional Income Segment fee example for Owners who signed their application before May 1, 2017, as well as for those who signed their application on or after May 1, 2017. And please confirm that the most expensive fee example will be provided first.

Response: Comment complied with (Courtesy Copy, pages 13-14). The Fee Examples have been revised accordingly, and the most expensive example has been provided first.

Prospectus Comment 6. Summary section, Right of Cancellation. Please consider revising the disclosure for clarity. For example, a recent 485(a) filing submitted by Great-West for the Great-West SecureFoundation II Variable Annuity includes right of cancellation disclosure that is longer but more clear.

Response: Comment complied with (Courtesy Copy, pages 15 and 26). The disclosure has been revised for clarity and now closely tracks the right of cancellation disclosure used in the Great-West SecureFoundation II Variable Annuity. Please note that the California-specific disclosure is set out in full in the Right of Cancellation section, with a cross-reference to this disclosure in the Summary section.

Prospectus Comment 7. Summary section, Guaranteed Lifetime Withdrawal Benefit Rider Option. Please add disclosure here that the Rate Sheet Supplements become effective May 1, 2017.

Response: Comment complied with (Courtesy Copy, page 16). Disclosure has been added that Rate Sheet Supplements became effective on May 1, 2017.

Prospectus Comment 8. Summary section, Guaranteed Lifetime Withdrawal Benefit Rider Option. Please disclose, or provide a cross-reference here to the appropriate prospectus disclosure, what the historical rates are for Owners who signed their application prior to May 1, 2017.

Response: Comment complied with (Courtesy Copy, page 16). A cross-reference has been added to the appropriate prospectus disclosure.

Prospectus Comment 9. The Portfolios section, investment objective of the Covered Fund. Please revise the disclosure here and elsewhere in the prospectus that suggests there is more than one Covered Fund. For example, you could disclose here that there is only one Covered Fund currently available, and that Great-West may, in the future, make more Covered Funds available to Owners.

Response: Comment complied with (Courtesy Copy, page 24). The disclosure has been revised to clarify that there is currently only one Covered Fund, and that Great-West may make more Covered Funds available to Owners in the future.

Prospectus Comment 10. Right of Cancellation section. Please consider revising this disclosure for clarity. For example, a recent 485(a) filing submitted by Great-West for the SecureFoundation II Variable Annuity includes right of cancellation disclosure that is longer but more clear.

Response: Comment complied with (Courtesy Copy, pages 25-26). The disclosure has been revised for clarity and now closely tracks the right of cancellation disclosure used in the SecureFoundation II Variable Annuity.

Prospectus Comment 11. Cash Withdrawals section. Please fix a typographical error below the numerical example that transposed ‘could significantly’ to read ‘significantly could.’

Response: Comment complied with (Courtesy Copy, page 31). The disclosure has been clarified.

Prospectus Comment 12. Death Benefit section. Please revise the disclosure to provide a more balanced presentation by stating when Death Benefit Option 1 might be preferred over Option 2.

Response: Comment complied with (Courtesy Copy, page 34). The disclosure has been revised to provide a more balanced presentation by stating when Death Benefit Option 1 might be preferred over Option 2.

Prospectus Comment 13. Charges and Deductions section. Please revise the disclosure in the third paragraph regarding broker/dealers that charge an annual fee to clarify if this also applies to investment advisors.

Response: Comment complied with (Courtesy Copy, pages 37-38). The disclosure has been revised to clarify that it also applies to investment managers and financial advisers (“Consultants”).

Prospectus Comment 14. Guaranteed Lifetime Withdrawal Benefit section. Please revise the disclosure to include the rates applicable to Owners who signed their application prior to May 1, 2017. Also, please revise to remove the implication that there are multiple Covered Funds.

Response: Comment complied with (Courtesy Copy, pages 41-43). The disclosure has been revised to include the rates applicable to Owners who signed their application prior to May 1, 2017, as well as to remove the implication that there are multiple Covered Funds.

Prospectus Comment 15. Guaranteed Lifetime Withdrawal Benefit section, The Benefit Base. Please disclose what would happen if Great-West requires a Transfer as a result of the Covered Fund being eliminated or liquidated.

Response: Comment complied with (Courtesy Copy, pages 43-44). Disclosure has been added stating that in the event that Great-West requires a Transfer from the Covered Fund as a result of the Covered Fund being eliminated or liquidated, the Benefit Base will be preserved and transferred to a replacement Covered Fund.

Prospectus Comment 16. Guaranteed Lifetime Withdrawal Benefit section, Excess Withdrawals. Please clarify here that there is currently only one Covered Fund.

Response: Comment complied with (Courtesy Copy, page 45). Disclosure has been revised to state that there is currently only one Covered Fund, and that Great-West may make more Covered Funds available to Owners in the future.

Prospectus Comment 17. Types of Excess Withdrawals section, Calculation of Guaranteed Annual Withdrawals. Please add disclosures on how the GAWs are calculated differently for applications signed prior to May 1, 2017, compared to those signed on or after May 1, 2017.

Response: Comment complied with (Courtesy Copy, page 47). Disclosures have been added providing details on how GAWs are calculated for applications signed prior to May 1, 2017, compared to those signed on or after May 1, 2017.

Prospectus Comment 18. Types of Excess Withdrawals section, Reset of the GAW% During the GAW Phase. Please revise for clarity, particularly what the process is for Installments to change.

Response: Comment complied with (Courtesy Copy, pages 48-50). Disclosures have been revised to clarify that Installments will not change unless Requested by the Owner either at the time of GLWB Rider election by providing standing instructions to maximize Installments, or at any time before the next Ratchet Date by contacting the Retirement Resource Operations Center.

Prospectus Comment 19. Termination of the GLWB Rider section. Please provide a cross-reference here to the prospectus section that discloses the rates that apply to Owners who signed applications prior to May 1, 2017.

Response: Comment complied with (Courtesy Copy, page 54). The cross-reference has been provided.

Prospectus Comment 20. Voting Rights. Please add disclosure here that shares owned by Great-West are also proportionally voted, and that similar to the disclosures in Great-West’s Smart Track prospectuses, the result of proportional voting is that a small number of Owners may have a disproportionate impact on the outcome of a vote.

Response: Comment complied with (Courtesy Copy, pages 59-60). The disclosure has been revised accordingly.

Prospectus Comment 21. Prospectus appendix on State Variations to the Contract and GLWB Riders. Please clarify the differences in terminology-for example, where a state requires contract language on ‘Surrender Value,’ please provide a footnote disclosing that Surrender Value means Annuity Account Value.

Response: Comment complied with (Courtesy Copy, page 64). Disclosure has been provided clarifying the meaning of the state-required contract term, Surrender Value.

Prospectus Comment 22. Prospectus generally. Please acknowledge that the SEC staff reserves the right to provide additional comments before permitting material changes to become effective, and that Great-West is generally responsible for the accuracy of the information provided to the staff.

Response: Comment complied with. Great-West acknowledges that the SEC staff may provide additional comments before permitting material changes to become effective, and that Great-West is generally responsible for the accuracy of the information provided to the staff.

*    *    *

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. To meet the printing and delivery deadlines established with our business partners, it is important that Great-West file the post-effective amendments incorporating these staff comments no later than April 13, 2017. We would very much appreciate the staff’s assistance in meeting this deadline.

Upon receipt of staff approval of Registrant’s responses provided herein, we will promptly file registration statement amendments pursuant to Rule 485(b) under the Securities Act. Thank you for your time and attention to these filings, and for any assistance you can provide in meeting our deadlines.

Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth

Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company
Great-West Life & Annuity Insurance Company of New York